Capital Private Client Services Funds
6455 Irvine Center Drive
Irvine, CA 92618

February 3, 2011

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Capital Private Client Services Funds (the “Fund”)
File Nos. 333-163115 and 811-22349

Dear Ms. Hatch:

In response to your comments on January 10, 2011 to the Fund’s Registration Statement on Form N-1A, we hereby file Post-Effective Amendment No. 5 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 2 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”).  We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below.  The Amendment reflects additional information that was not contained in the last Registration Statement.

Prospectus

Municipal Bond Funds

Fees and Expenses

1.           Comment:  Verify whether the other expenses of Capital Core Municipal Fund are estimated.

  Response:   The fund’s other expenses are annualized based on data for a partial year. We have updated the language accordingly.

Principal Investment Strategies

2.           Comment: Verify whether Capital Core Municipal Bond Fund invests in securities rated below BBB.

  Response:  The fund does not invest in securities rated below BBB.

Principal Risks

3.           Comment:  Do not use the term “concentration” in describing the risks associated with investing in issuers in the same state or in municipal bonds funding similar project types.

  Response:   We have removed the term “concentration” and replaced it with “diversification.”

Investment Results

            4.           Comment:  Investment results for the Funds are missing.

  Response:   Investment results are not included because the Funds have not been operating for a full calendar year.

Investment objectives, strategies and risks

            5.           Comment:  The prospectus states that the bond funds invest in lower rated bonds. Do the funds invest in bonds rated below investment grade? If the funds invest in bonds rated below investment grade, include the term “junk bonds” when describing these securities.

  Response:   The bond funds do not invest in bonds rated below investment grade.

Equity Funds

Fees and Expenses

6.           Comment:  Please include acquired fund fees and expenses, if any.

              Response:   We do not anticipate that the Funds will have any acquired fund fees and expenses.

Principal Investment Strategies
7.           Comment:  Because Capital Global Equity Fund uses the term “global” in its name, the fund must invest at least 40% of its assets outside of the U.S. Please update the prospectus accordingly.

  Response:   The prospectus has been updated to address this comment.

8.           Comment:  Because Capital Global Equity Fund uses the term “equity” in its name, the fund must invest at least 80% of its assets in equity securities. Please update the prospectus accordingly.

  Response:  The prospectus has been updated to address this comment.

9.           Comment:  The prospectus states that the equity funds invest in securities that the investment adviser believes have the potential for growth.  Discuss the criteria the investment adviser uses to look for growth potential.

  Response:   The prospectus has been updated to address this comment.

10.           Comment:  Do the equity funds invest in companies with specific market capitalizations? If so please disclose their policies.

    Response:   The funds invest in companies of all sizes. Language has been added to the prospectus to clarify this point.

11.           Comment:  Because Capital Non-U.S. Equity Fund uses the terms “equity” and “non-U.S.” in its name, the fund must invest at least 80% of its assets in equity securities and 80% of its assets in the securities of non-U.S. issuers. Please update the prospectus accordingly.

    Response:   The prospectus has been updated to address this comment.

12.           Comment:  Does Capital Non-U.S. Equity Fund have a minimum threshold for investing in U.S. securities? If so, consider disclosing this practice.

    Response:   The fund does not have a minimum threshold for investing in U.S. securities.
Management
13.           Comment:  Disclose the month and year when the equity funds will commence operations in the table disclosing portfolio manager experience.

    Response:   The prospectus has been updated to address this comment.

Investment objectives, strategies and risks

14.           Comment:  If applicable state whether the objectives of the Funds can be changed without a shareholder vote.

   Response:   Fund objectives cannot be changed without a shareholder vote.

15.           Comment:  Please include more details on the investment strategies of the three new equity funds.

   Response:   The prospectus has been updated to address this comment.

Statement of Additional Information

Certain investment limitation and guidelines

16.           Comment:  Disclose the 80% policies discussed above in this section of the statement of additional information.

    Response:   The SAI has been updated to address this comment.

Trust organization and board of trustees

17.           Comment:  Do the Funds have a lead independent trustee? If so, please disclose the lead independent trustee.

   Response:   The Funds do not have a lead independent trustee.

Thank you for your consideration of our response to your comments. This Post-Effective Amendment is being filed pursuant to Paragraph (a)(2) of Rule 485 due to the addition of the three new equity funds. We propose that they become effective on February 11, 2011 and undertake to file a subsequent Post-Effective Amendment pursuant to paragraph (b) of rule 485 of the 1933 Act prior to February 11 in order to update certain data and exhibits and to address any comments you may have on this filing.

If you have any questions please do not hesitate to contact me at (213) 615-0404.

Sincerely,
/s/ Timothy W. McHale
Timothy W. McHale
Counsel